UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosures

On September 25, 2006, Saxon Capital, Inc. (the "Company") announced that the Company has made a change to its dividend declaration schedule for the third quarter of 2006 compared to the Company's past practice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On September 25, 2006, the Company issued an internal communication from the CEO updating its associates on the progress of the previously announced Morgan Stanley transaction. A copy of the internal communication is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

    99.1 Press release dated September 25, 2006.

    99.2 Internal communication dated September 25, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2006

SAXON CAPITAL, INC.

By: /s/Carrie J. Pettitt

Carrie J. Pettitt
Vice President and Controller

INDEX TO EXHIBITS

<u>Exhibits</u>

99.1 Press Release dated September 25, 2006.

99.2 Internal communication dated September 25, 2006.

EXHIBIT 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Dividend Schedule Update

GLEN ALLEN, VA. (September 25, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that the Company has made a change to its dividend declaration schedule for the third quarter of 2006 from the Company's past practice. Historically, the Company has declared its regular quarterly dividends during the final month of each calendar quarter. In light of the pending acquisition of the Company by Morgan Stanley Mortgage Capital Inc., the Company will not make a dividend declaration during the month of September 2006, but rather will declare a dividend sometime in the fourth quarter of 2006 for the period from July 1, 2006 through the earlier of the effective time of the merger or December 31, 2006.

As was announced on August 9, 2006, the Company has entered into a merger agreement with Morgan Stanley Mortgage Capital Inc. and Angle Merger Subsidiary Corporation, a wholly-owned subsidiary of Morgan Stanley Mortgage Capital Inc. providing for the acquisition of the Company by Morgan Stanley Mortgage Capital Inc. It is anticipated that the merger will become effective in the fourth quarter of 2006. Under the merger agreement, the Company may declare one or more dividends to its shareholders prior to the effective time of the merger in an aggregate amount up to 95% of its estimated "real estate investment trust taxable income" (as such term is defined in the Internal Revenue Code), or REIT taxable income, for the period beginning on July 1, 2006 and ending on the earlier of the effective time of the merger or December 31, 2006 (determined without regard to certain compensation-related tax deductions that may arise as a result of the merger). The merger agreement also provides that dividends must be paid by the Company prior to the effective time of the merger. Accordingly, the Company expects to declare and pay during the fourth quarter of 2006 one dividend equal to 95% of its estimated REIT taxable income for the period from July 1, 2006 through the earlier of the effective time of the merger or December 31, 2006.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a REIT for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of June 30, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of approximately $26.4 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release, other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from what is expected. While we believe that our assumptions and expectations are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect actual results. In particular, we may not be able to complete the proposed transaction on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain approval of our shareholders, regulatory approvals or to satisfy other customary closing conditions. The factors described in this paragraph and other factors that may affect our business or future financial results generally are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2005, a copy of which may be obtained from us without charge. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this press release. Unless legally required, we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or otherwise.

EXHIBIT 99.2

To: All Saxon Associates

Date: September 25, 2006

I would like to bring everyone up to speed on some of the many positive events that have taken place as we move forward with the merger of Saxon and Morgan Stanley. As we have discussed in previous meetings and communications, it is our goal to keep everyone in the loop as much as possible as we progress toward the integration of our two great companies.

Saxon recently won a bid to purchase approximately $525 million in servicing rights from Morgan Stanley, and these loans are expected to transfer to our servicing portfolio on October 1st. Although Saxon acquires servicing rights on a regular basis, this particular win highlights the mutual commitment Saxon and Morgan Stanley have to growing our business. Our two organizations are also working together to develop a pricing methodology for bidding on whole loan bulk packages. Our goal is to increase the competitiveness of our bids with a joint pricing strategy.

Morgan Stanley has recently established a warehouse facility with Saxon in the amount of $600 million; this facility can finance Saxon's unsecuritized whole loan position during our aggregation period prior to sale or securitization. This constitutes almost one third of our total short term liquidity. In August, Morgan Stanley became a noteholder within our servicing advance receivables trust. The servicing advance receivables trust provides us with flexibility in financing our monthly servicing advances.

Finally, we announced that a special meeting of shareholders will be held in Glen Allen on October 31st. The purpose of this meeting is to vote on the proposed merger between Saxon and Morgan Stanley. The proxy statement was filed September 19, 2006, and we expect it to be mailed to shareholders of record within the next week.

We remain confident that the proposed merger will be completed by year end, and I want to thank you again for remaining focused during this period of transition. Keep up the great work - a bright future lies ahead.

Mike Sawyer
Chief Executive Officer